P.E. 10/31/01

02013884

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

RECEIVED FEB 07 2002 354

For the month of October 2001

SHELL CANADA LIMITED
(Translation of registrant's name into English)

PROCESSED FEB 12 2002 THOMSON FINANCIAL

400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F..... Form 40-F..X..

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes..X. No.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)

Date: October 30, 2001

By: [signature]
(Signature)

H.W. Lemieux, Vice President
(Name and Title)

By: [signature]
(Signature)

J.M. Coull, Assistant Secretary
(Name and Title)

M:\data\gail\6K's\10

Shell Canada Limited



2001 INTERIM REPORT

NINE-MONTH RESULTS

Earnings
($ millions)



226
296
354
314
172
Q3
Q4
Q1
Q2
Q3
00
01

Cash Flow
($ millions)



298
449
489
378
306
Q3
Q4
Q1
Q2
Q3
00
01

Capital Expenditures
($ millions)



321
442
371
498
572
Q3
Q4
Q1
Q2
Q3
00
01

Calgary, Alberta - Shell Canada Limited announces third-quarter earnings of $172 million or 63 cents per Common Share compared with earnings of $226 million or 82 cents per share for the third quarter of 2000.

Earnings for the first nine months of 2001 were $840 million or $3.05 per share compared with $562 million or $1.98 per share for the same period in 2000. This year-to-date improvement is mainly the result of higher natural gas prices in Resources and increased refining margins in Oil Products during the first half of the year.

Cash flow from operations for the first nine months of 2001 was $1,173 million, up from $806 million for the same period in 2000. Capital and exploration expenditures to September 30 were $1,441 million compared with $711 million for the same period last year. Spending in the first nine months of 2001 included $1,098 million on the Athabasca Oil Sands project compared with $479 million in the same period last year.

"Continued strong operating performance allowed us to achieve good results during the third quarter despite weakness in natural gas prices and volatility in refining margins. Weakening economic conditions, seen earlier this year and compounded by recent world events, could impact future earnings. This underlines the importance of our focus on excellence in all aspects of our operations," said Tim Faithfull, President and Chief Executive Officer, Shell Canada Limited. "Although we continued to meet major milestones at the Athabasca Oil Sands Project, we face significant challenges. We are making every effort to manage these challenges and deliver a successful project."

Resources

Resources earnings in the third quarter of 2001 were $95 million compared with $143 million for the same period in 2000. Reduced demand for natural gas and lower world crude oil prices resulted in lower prices for all commodities compared with the same period last year. Natural gas volumes were also lower than last year. Project delays and field declines resulted in lower gas volumes in the Foothills that were partially offset by production from the Sable Offshore Energy Project (SOEP). Bitumen volumes increased during the quarter as new wells at Peace River entered the production phase. Exploration and seismic activity increased over the third quarter 2000, resulting in higher expenses for the three months. Hedging activities related to natural gas production resulted in gains in the quarter, however earnings year-to-date have been reduced by approximately $16 million.

Shell's share of natural gas production from SOEP averaged 160 million cubic feet per day during the third quarter. Shell Canada plans to spend approximately $65 million to drill a natural gas exploration well at Onondaga, close to the existing SOEP infrastructure. Drilling of this wholly-owned well will start in the fourth quarter of 2001 and is expected to reach total depth during the first quarter of 2002.

Oil Products

Lower refining margins reduced Oil Products earnings in the third quarter to $79 million compared with $88 million for the same period of 2000. Early in the third quarter of 2001, refining margins were weak due to high North American gasoline inventories. In the latter part of the quarter, refining margins began to strengthen as North American inventories declined and regional supply tightened.

Oil Sands

The Athabasca Oil Sands Project entered the peak construction phase during the third quarter. While major project milestones have been achieved, shortages of skilled labour and management of related productivity issues present significant challenges, especially at the upgrader site. At the end of the third quarter, engineering was almost complete at the mine site and 95 per cent complete at the Scotford site. Construction was 55 per cent complete at the mine site and 40 per cent complete at the Scotford site, based on current schedules. Shell Canada's share of capital expenditures during the first nine months was $1,098 million, including $129 million for Scotford refinery modifications. Shell's share of capital expenditures for the full year 2001 is expected to be approximately $1,540 million, including $190 million for Scotford refinery modifications. Over the past year, detailed reviews of the Muskeg River Mine and Scotford components of the project identified the potential for costs to increase by 20 per cent and 10 per cent, respectively, or about 15 per cent overall. Cost increases are partly due to detailed engineering definition, scope changes to improve operational reliability and higher material and energy costs. However, the primary reason for upward pressure on project costs is the high level of construction activity in the oil and gas industry. Labour availability and construction productivity have been below expectations, although there are recent signs of more labour becoming available with the completion of other industry projects. Effective management of these factors will be key in determining the ultimate cost of the project. Work on a definitive cost estimate for the project is underway and preliminary indications are that cost increases for the Muskeg River mine and extraction plant and the Scotford upgrader (original total cost estimate $3.5 billion) could be substantially higher than the 15 per cent identified earlier. Costs for the Scotford refinery modifications are also likely to increase but within a 15 per cent range of the original estimate of $0.4 billion. Additional work is required to evaluate changing labour availability and related implications on productivity, work planning and project costs. Therefore, the definitive cost estimate, which will include a review of the project schedule, will require more time to complete than originally planned.

Corporate

Corporate earnings in the first nine months of 2001 were $3 million compared with expenses of $11 million during the same period of last year, as income from financing activities more than offset corporate expenses.

This information includes "forward looking statements" based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)

	Third Quarter		Nine Months	
	2001	2000	**2001**	2000
Earnings	**172**	226	**840**	562
Revenues	**1 851**	2 156	**6 157**	5 754
Cash flow from operations	**306**	298	**1 173**	806
Return on average common shareholders' equity (%)	-	-	**27.4**	25.8
Return on average capital employed (%)[1]	-	-	**25.9**	23.3
Interest coverage[2]	-	-	**71.8**	38.0
Per Common Share (dollars)				
Earnings - basic	**0.63**	0.82	**3.05**	1.98
Earnings - diluted	**0.62**	0.81	**3.03**	1.97
Cash flow	**1.11**	1.08	**4.26**	2.83
Dividends paid	**0.20**	0.20	**0.60**	0.56

Results by Segment

	Third Quarter		Nine Months	
	2001	2000	**2001**	2000
Earnings				
Resources	**95**	143	**521**	331
Oil Products	**79**	88	**316**	242
Corporate	**(2)**	(5)	**3**	(11)
Total	**172**	226	**840**	562
Revenues				
Resources	**337**	422	**1 361**	1 046
Oil Products	**1 564**	1 773	**4 930**	4 821
Corporate	**5**	17	**32**	49
Inter-segment sales	**(55)**	(56)	**(166)**	(162)
Total	**1 851**	2 156	**6 157**	5 754
Cash flow from operations				
Resources	**176**	195	**704**	503
Oil Products	**121**	88	**444**	266
Corporate and other	**9**	15	**25**	37
Total	**306**	298	**1 173**	806
Capital and exploration expenditures				
Resources	**118**	60	**264**	163
Oil Sands	**358**	191	**969**	393
Oil Products	**93**	69	**204**	142
Corporate	**3**	1	**4**	13
Total	**572**	321	**1 441**	711

[1]Return on Average Capital Employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to September 30. Capital employed is the total of equity and long-term debt including the current portion of long-term debt.

[2]Interest coverage is the pre-tax earnings plus interest on debt divided by interest on debt for the twelve months to September 30.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Third Quarter 2001	Third Quarter 2000	Nine Months 2001	Nine Months 2000
Production				
Natural gas - gross (mmcf/d)	**618**	641	**606**	588
Ethane, propane and butane - gross (bbls/d)	**29 200**	30 100	**28 700**	30 100
Condensate - gross (bbls/d)	**23 300**	23 100	**22 200**	23 200
Bitumen - gross (bbls/d)	**5 200**	4 100	**3 500**	4 300
Sulphur - gross (tons/d)	**6 200**	6 600	**6 000**	6 500
Crude oil processed by Shell refineries (m^3/d)	**44 200**	43 900	**43 600**	43 000
Oil Products Sales				
Gasolines (m^3/d)	**21 400**	21 800	**20 800**	20 500
Middle distillates (m^3/d)	**16 200**	17 900	**16 800**	17 200
Other products (m^3/d)	**7 400**	6 500	**7 400**	6 900
	45 000	46 200	**45 000**	44 600
Prices				
Natural gas average plant gate netback price ($/mcf)	**3.96**	4.74	**6.61**	3.89
Ethane, propane and butane average field gate price ($/bbl)	**17.80**	23.89	**27.17**	20.43
Condensate average field gate price ($/bbl)	**39.26**	44.16	**41.19**	41.07

Natural Gas Avg. Price
(Plant Gate Netback)
($/mcf)



9.58
7.13
6.36
4.74
3.96
Q3
Q4
Q1
Q2
Q3
00
01

Ethane, Propane and Butane Avg. Price
(Field Gate)
($/bbl)



35.76
29.30
26.21
23.89
17.80
Q3
Q4
Q1
Q2
Q3
00
01

Condensate Avg. Price
(Field Gate)
($/bbl)



44.16
47.15
42.46
42.22
39.26
Q3
Q4
Q1
Q2
Q3
00
01

SHELL CANADA LIMITED
Consolidated Statement of Earnings

($ millions, except as noted)
(unaudited)

	Third Quarter 2001	Third Quarter 2000	Nine Months 2001	Nine Months 2000
Revenues				
Sales and other operating revenues	**1 837**	2 134	**6 109**	5 686
Dividends, interest and other income	**14**	22	**48**	68
	1 851	2 156	**6 157**	5 754
Expenses				
Purchased crude oil, petroleum products and other merchandise	**1 182**	1 383	**3 682**	3 684
Operating, selling and general	**282**	273	**826**	802
Exploration	**21**	7	**67**	18
Depreciation, depletion, amortization and retirements	**89**	88	**221**	249
Interest on long-term debt	**3**	12	**12**	33
Foreign exchange on long-term debt	**-**	5	**-**	13
	1 577	1 768	**4 808**	4 799
Earnings				
Earnings before income tax	**274**	388	**1 349**	955
Current income tax	**73**	185	**453**	418
Future income tax (Note 2)	**29**	(23)	**56**	(25)
Total income tax	**102**	162	**509**	393
	172	226	**840**	562
Earnings per Common Share (dollars) - basic (Note 3)	**0.63**	0.82	**3.05**	1.98
Earnings per Common Share (dollars) - diluted (Note 3)	**0.62**	0.81	**3.03**	1.97
Common Shares outstanding (millions - monthly weighted average)	**275**	277	**275**	284
Retained Earnings				
Balance at beginning of period	**-**	-	**3 478**	3 362
Reduction from implementation of accounting standards (Note 4)	**-**	-	**-**	(61)
Reduction from share buy-back (Note 5)	**-**	-	**-**	(466)
Earnings	**-**	-	**840**	562
	-	-	**4 318**	3 397
Dividends	**-**	-	**165**	160
Balance at end of period	**-**	-	**4 153**	3 237

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows

($ millions)
(unaudited)

	Third Quarter		Nine Months	
	2001	2000	**2001**	2000
Cash from Operating Activities				
Earnings from operations	**172**	226	**840**	562
Exploration	**21**	7	**67**	18
Non-cash items				
Depreciation, depletion, amortization and retirements	**89**	88	**221**	249
Future income tax	**29**	(23)	**56**	(25)
Other items	**(5)**	-	**(11)**	2
Cash flow from operations	**306**	298	**1 173**	806
Movement in working capital and other related to operating activities	**(57)**	46	**(51)**	(77)
	249	344	**1 122**	729
Cash Invested				
Capital and exploration expenditures	**(572)**	(321)	**(1 441)**	(711)
Movement in working capital related to investing activities	**(26)**	92	**(26)**	156
Capital expenditures and movement in working capital	**(598)**	(229)	**(1 467)**	(555)
Proceeds on disposal of properties, plant and equipment	**15**	3	**55**	3
Investments, long-term receivables and other	**(15)**	(14)	**(23)**	(14)
	(598)	(240)	**(1 435)**	(566)
Cash from Financing Activities				
Common Shares buy-back (Note 5)	**-**	(286)	**-**	(490)
Proceeds from exercise of Common Share stock options	**-**	1	**4**	3
Dividends paid	**(55)**	(56)	**(165)**	(160)
Long-term debt repayments and other	**-**	10	**(448)**	31
Other financing activities	**18**	-	**50**	-
	(37)	(331)	**(559)**	(616)
Decrease in cash	**(386)**	(227)	**(872)**	(453)
Cash at beginning of period	**266**	823	**752**	1 049
Cash at September 30 [1]	**(120)**	596	**(120)**	596
Supplemental disclosure of cash flow information:				
Dividends received	**3**	-	**9**	4
Interest received	**2**	11	**19**	41
Interest paid	**2**	19	**28**	40
Income taxes paid	**102**	102	**594**	474

1. Cash comprises cash and highly liquid short-term investments less short-term borrowings.

SHELL CANADA LIMITED
Consolidated Balance Sheet

($ millions)
(unaudited)

	Sept. 30, 2001	Dec. 31, 2000
Assets		
Current assets		
Cash and short-term investments	**28**	752
Accounts receivable	**877**	1 119
Inventories		
Crude oil, products and merchandise	**492**	440
Materials and supplies	**56**	47
Prepaid expenses	**154**	157
	1 607	2 515
Investments, long-term receivables and other	**283**	255
Properties, plant and equipment	**5 601**	4 496
	7 491	7 266
Liabilities		
Current liabilities		
Short-term borrowings	**148**	-
Accounts payable and accrued liabilities	**1 146**	1 346
Income and other taxes payable	**348**	404
Current portion of site restoration and other long-term obligations	**21**	20
Current portion of long-term debt	**2**	450
	1 665	2 220
Site restoration and other long-term obligations	**200**	205
Long-term debt	**100**	51
Future income taxes	**914**	857
	2 879	3 333
Shareholders' Investment		
Capital stock		
100 4% Preference Shares	**1**	1
275 481 800 Common Shares (2000 - 275 274 286)	**458**	454
Retained earnings	**4 153**	3 478
	4 612	3 933
	7 491	7 266

SHELL CANADA LIMITED
Segmented Information
($ millions, except as noted)
(unaudited)

	Third Quarter							
	Total		Resources		Oil Products		Corp. & Other	
Third Quarter (Jul. - Sept.)	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Revenues								
Sales and other operating revenues	**1 837**	2 134	**311**	406	**1 528**	1 725	**(2)**	3
Intersegment transactions	**-**	-	**25**	15	**30**	41	**-**	-
Dividends, interest and other income	**14**	22	**1**	1	**6**	7	**7**	14
	1 851	2 156	**337**	422	**1 564**	1 773	**5**	17
Expenses								
Purchased crude oil, petroleum products and other merchandise	**1 182**	1 383	**-**	-	**1 182**	1 383	**-**	-
Intersegment transactions	**-**	-	**30**	41	**25**	15	**-**	-
Operating, selling and general	**282**	273	**72**	70	**205**	195	**5**	8
Exploration	**21**	7	**21**	7	**-**	-	**-**	-
Depreciation, depletion, amortization and retirements	**89**	88	**51**	50	**37**	38	**1**	-
Interest on debt and other related financing charges	**3**	12	**-**	-	**-**	-	**3**	12
Foreign exchange on long-term debt	**-**	5	**-**	-	**-**	-	**-**	5
	1 577	1 768	**174**	168	**1 449**	1 631	**9**	25
Earnings								
Earnings before income tax	**274**	388	**163**	254	**115**	142	**(4)**	(8)
Current income tax	**73**	185	**58**	115	**28**	88	**(13)**	(18)
Future income tax (Note 2)	**29**	(23)	**10**	(4)	**8**	(34)	**11**	15
Total income tax	**102**	162	**68**	111	**36**	54	**(2)**	(3)
	172	226	**95**	143	**79**	88	**(2)**	(5)

SHELL CANADA LIMITED
Segmented Information

($ millions, except as noted)

(unaudited)

	Nine Months							
	Total		Resources		Oil Products		Corp. & Other	
Nine Months (Jan. - Sept.)	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Revenues								
Sales and other operating revenues	**6 109**	5 686	**1 309**	989	**4 796**	4 692	**4**	5
Intersegment transactions	**-**	-	**48**	54	**118**	108	**-**	-
Dividends, interest and other income	**48**	68	**4**	3	**16**	21	**28**	44
	6 157	5 754	**1 361**	1 046	**4 930**	4 821	**32**	49
Expenses								
Purchased crude oil, petroleum products and other merchandise	**3 682**	3 684	**-**	-	**3 682**	3 684	**-**	-
Intersegment transactions	**-**	-	**118**	108	**48**	54	**-**	-
Operating, selling and general	**826**	802	**200**	200	**608**	583	**18**	19
Exploration	**67**	18	**67**	18	**-**	-	**-**	-
Depreciation, depletion, amortization and retirements	**221**	249	**117**	139	**106**	110	**(2)**	-
Interest on debt and other related financing charges	**12**	33	**-**	-	**-**	-	**12**	33
Foreign exchange on long-term debt	**-**	13	**-**	-	**-**	-	**-**	13
	4 808	4 799	**502**	465	**4 444**	4 431	**28**	65
Earnings								
Earnings before income tax	**1 349**	955	**859**	581	**486**	390	**4**	(16)
Current income tax	**453**	418	**336**	232	**141**	226	**(24)**	(40)
Future income tax (Note 2)	**56**	(25)	**2**	18	**29**	(78)	**25**	35
Total income tax	**509**	393	**338**	250	**170**	148	**1**	(5)
	840	562	**521**	331	**316**	242	**3**	(11)
Total Assets	**7 491**	6 883	**2 499**	2 566	**3 222**	3 002	**1 770**	1 315
Capital Employed	**4 714**	4 167	**1 513**	1 481	**1 848**	1 648	**1 353**	1 038
ROACE (%)	**25.9**	23.3	**48.5**	36.2	**23.7**	17.7	**N/A**	N/A

Corporate & Other includes the Oil Sands business segment. Total assets for Oil Sands as at September 30 are $1,823 million for 2001 and $615 million for 2000. Capital employed for Oil Sands as at September 30 is $1,541 million for 2001 and $354 million for 2000.

Return on Average Capital Employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to September 30. Capital employed is the total of equity and long-term debt including the current portion of long-term debt. Interest expense and debt are only included in total ROACE and are not allocated to the Resources or Oil Products business segments.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements dated December 31, 2000, except as described in note 3.

2. Income Tax Rate Change

In the second quarter, the Alberta and Ontario governments reduced their corporate income tax rates. These rate reductions resulted in a one-time benefit, which decreased the second quarter's future income tax expense for the Resources and Oil Products segments by $20 million and $5 million respectively.

3. Earnings Per Share

Effective January 1, 2001, a new accounting standard related to calculation and disclosure of earnings per share was established. All earnings per share information and disclosures presented in these interim financial statements conform to this new standard.

	Third Quarter		Year to Date	
	2001	**2000**	**2001**	**2000**
Earnings ($ millions)	**172**	226	**840**	562
Weighted average number of Common Shares (millions)	**275**	277	**275**	284
Dilutive securities (millions)				
Options on long-term incentive plan[1]	**2**	1	**2**	1
Basic earnings per share ($ per share)[2]	**0.63**	0.82	**3.05**	1.98
Diluted earnings per share ($ per share)[3]	**0.62**	0.81	**3.03**	1.97

[1] The amount shown is the net number of Common Shares outstanding after the notional exercise of the share options and the cancellation of the notionally repurchased Common Shares as per the treasury stock method.

[2] Basic earnings per share is the earnings divided by the weighted average number of Common Shares.

[3] Diluted earnings per share is the earnings divided by the aggregate of the weighted average number of Common Shares plus the dilutive securities.

4. New Accounting Standards

During 1997, a new Canadian accounting standard was established for Income Taxes applicable to fiscal years beginning in 2000. The Corporation adopted this new standard retroactively in the year 2000, without restatement of financial statements for prior periods. The change has been reflected as a $61 million adjustment to the opening balance of retained earnings in the consolidated financial statements.

5. Share Buy-Back

A Normal Course Issuer Bid, which commenced August 17, 1999, was terminated May 4, 2000. Under this bid, Shell purchased 110,100 shares at an average price of $29.78, for a total cost of $3.3 million, which includes $1 million of shares purchased in 2000.

A second bid commenced May 10, 2000 and terminated September 18, 2000. Under this bid, Shell purchased 14,358,509 shares at an average price of $34.02, for a total cost of $488.5 million.